Exhibit 99.1

Cazoo sells its Italian operations to Aramis Group

LONDON & NEW YORK - As part of Cazoo Group Ltd’s (NYSE: CZOO) strategic review of its European business, Aramis Group SA (“Aramis Group”) and Cazoo Holdings Limited have reached an agreement for Aramis Group to acquire 100% of the capital and voting rights of Cazoo Trading Italy S.p.A. (“the Company”), which will be rebranded with immediate effect to brumbrum.

The Company sells around 1,600 used vehicles B2C each year with annual revenues of around €30 million. The transaction is not subject to any conditions precedent, including antitrust aspects and the Company will be integrated within Aramis Group with immediate effect.

For Cazoo, this transaction provides the opportunity, in line with its previously announced plans to withdraw from mainland Europe, to quickly exit from the Italian market, contributing to its plan to reach profitability without the need for further external funding.

For Aramis, it is a great opportunity to enter, at attractive financial conditions, a strategic market in continental Europe, representing 20 billion euros of annual transactions, and where Stellantis, Aramis Group’s majority shareholder, has a very strong presence.

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About Cazoo - www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell or finance a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE and is a publicly traded company (NYSE: CZOO).

About Aramis Group – www.aramis.group

Aramis Group is the European leader for B2C online used car sales and operates in five countries.
A fast-growing group, an e-commerce expert and a vehicle refurbishing pioneer, Aramis Group takes action each day for more sustainable mobility with an offering that is part of the circular economy. Founded in 2001, it has been revolutionizing its market for over 20 years, focused on ensuring the satisfaction of its customers and harnessing digital technology and employee engagement to create value for all its stakeholders. With annual revenues of nearly €2 billion, Aramis Group sells more than 90,000 vehicles B2C and welcomes more than 80 million visitors across all its digital platforms each year. The Group employs around 2,300 people and has seven industrial-scale refurbishing sites throughout Europe. Aramis Group is listed on Euronext Paris Compartment A (Ticker: ARAMI – ISIN: FR0014003U94).

Forward-Looking Statements relating to Cazoo Group Ltd

This communication contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo Group Ltd (“Cazoo”) may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) the implementation of and expected benefits from Cazoo’s business realignment plan, the winddown of its operations in mainland Europe and other cost-saving initiatives; (2) realizing the benefits expected from the business combination (the “Business Combination”) with Ajax I; (3) achieving the expected revenue growth and effectively managing growth; (4) executing Cazoo’s growth strategy in the UK; (5) achieving and maintaining profitability in the future; (6) global inflation and cost increases for labor, fuel, materials and services; (7) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (8) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (9) availability of credit for vehicle financing and the affordability of interest rates; (10) increasing Cazoo’s service offerings and price optimization; (11) effectively promoting Cazoo’s brand and increasing brand awareness; (12) expanding Cazoo’s product offerings and introducing additional products and services; (13) enhancing future operating and financial results; (14) acquiring and integrating other companies; (15) acquiring and protecting intellectual property; (16) attracting, training and retaining key personnel; (17) complying with laws and regulations applicable to Cazoo’s business; (18) successfully deploying the proceeds from the Business Combination and the issuance of $630 million of convertible notes to an investor group led by Viking Global Investors; and (19) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Forward-Looking Statements” in the Reports on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) by Cazoo Group Ltd on June 9, 2022 and September 8, 2022 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Cazoo	Aramis Group
Investors contact Robert Berg Director of Investor Relations and Corporate Finance investors@cazoo.co.uk ICR: cazoo@icrinc.com	Investors contact Alexandre Leroy Head of Investor Relations alexandre.leroy@aramis.group +33 (0)6 58 80 50 24
Press contacts Lawrence Hall Group Communications Director lawrence.hall@cazoo.co.uk	Press contacts Brunswick aramisgroup@brunswickgroup.com Hugues Boëton +33 (0)6 79 99 27 15 Alexia Gachet +33 (0)6 33 06 55 93
Brunswick cazoo@brunswickgroup.com Chris Blundell +44 20 7404 5959 Simone Selzer +44 20 7404 5959